SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

HOWARD HUGHES HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267T102

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON
Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
18,852,064
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
18,852,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*	This calculation is based on 50,236,422 shares of Common Stock outstanding as of July 22, 2024, as reported in the Form 10-Q.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON
Pershing Square Holdco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
18,852,064
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
18,852,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	This calculation is based on 50,236,422 shares of Common Stock outstanding as of July 22, 2024, as reported in the Form 10-Q.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON
Pershing Square Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
18,852,064
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
18,852,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This calculation is based on 50,236,422 shares of Common Stock outstanding as of July 22, 2024, as reported in the Form 10-Q.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON
PS Holdco GP Managing Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
18,852,064
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
18,852,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This calculation is based on 50,236,422 shares of Common Stock outstanding as of July 22, 2024, as reported in the Form 10-Q.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON
William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
18,852,064
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
18,852,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	This calculation is based on 50,236,422 shares of Common Stock outstanding as of July 22, 2024, as reported in the Form 10-Q.

This amendment No. 21 (“Amendment No. 21”) to Schedule 13D is being filed on behalf of the Reporting Persons relating to the common stock, par value $0.01 per share (the “Common Stock”), of Howard Hughes Holdings Inc., a Delaware corporation (the “Issuer”). This Amendment No. 21 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 21, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 21 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 21, the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons are and intend to continue evaluating the possibility of various potential alternatives with respect to their investment in the Issuer, including a possible transaction in which the Reporting Persons and/or one or more of their affiliates (either alone or together with one or more potential co-investors) may acquire all or substantially all of the shares of Common Stock in the Issuer not owned by them and their affiliates and in connection therewith take the Issuer private (a “take-private”). Jefferies LLC began advising the Reporting Persons on August 6, 2024 in connection with this evaluation. The Reporting Persons may discuss their evaluation and the potential alternatives, including a potential take-private, with one or more prospective co-investors, which discussions are expected to be conducted on a confidential basis. In the event the Reporting Persons explore such a potential transaction, there can be no guarantee that an agreement regarding such potential transaction can be reached and/or consummated.

If such a potential transaction is consummated, it could result in the occurrence of one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, including (i) the acquisition by the Reporting Persons and/or one or more of their affiliates of additional shares of Common Stock, (ii) the merger of the Issuer or any of its subsidiaries with an affiliate of the Reporting Persons and/or a potential co-investor, (iii) the delisting of the Common Stock from the NYSE, and (iv) the termination of registration of the Common Stock under Section 12 of the Act. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change their intention with respect to any or all of such matters.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO, L.P.
By:	Pershing Square Holdco GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PS HOLDCO GP MANAGING MEMBER, LLC

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

/s/ William A. Ackman
WILLIAM A. ACKMAN

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 18, 2024, among PSCM, PS Holdco, PS Holdco GP, ManagementCo and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Share Purchase Agreement (incorporated by reference and attached as Exhibit 1.2 of the Issuer’s Form 8-K filed March 31, 2020).*

Exhibit 99.7	Lock-up Letter Agreement, dated March 27, 2020, from PSCM, on behalf of the Pershing Square Affiliated Funds, to BofA Securities, Inc., J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in the underwriting agreement for the public offering.*

Exhibit 99.8	Form of Confirmation for Put Options.*

Exhibit 99.9	Trading data.*

Exhibit 99.10	Trading data.*

Exhibit 99.11	Trading data.*

Exhibit 99.12	10b5-1 Purchase Plan.*

Exhibit 99.13	Trading data.*

Exhibit 99.14	Trading data.*

Exhibit 99.15	Trading data.*

Exhibit 99.16	Trading data.*

Exhibit 99.17	Trading data.*

Exhibit 99.18	Trading data.*

Exhibit 99.19	Standby Purchase Agreement, dated as of July 18, 2024, among Seaport Entertainment, Issuer, PSH, PSLP and PSI.*

Exhibit 99.20	Form of Investor Rights Agreement among PSH, PSLP, PSI, Seaport Entertainment and the other parties thereto from time to time.*

Exhibit 99.21	First Amendment to Standby Purchase Agreement, dated as of July 23, 2024, among Seaport Entertainment, Issuer, PSH, PSLP and PSI.*

* Previously filed.

SCHEDULE I

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

William A. Ackman	Chairman and Chief Executive Officer of Pershing Square Capital Management, L.P.

Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.

Nicholas Botta	Vice Chairman of Pershing Square Capital Management, L.P.

Ben Hakim	President of Pershing Square Capital Management, L.P.

Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.

Halit Coussin	Chief Legal Officer of Pershing Square Capital Management, L.P.